09058553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Elm Street, Suite 3900
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim R. Hall (214) 720-0055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CAPITAL INSTITUTIONAL SERVICES, INC.

Statement of Financial Condition

December 31, 2008

C F & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

CAPITAL INSTITUTIONAL SERVICES, INC.

Statement of Financial Condition

As of December 31, 2008

CAPITAL INSTITUTIONAL SERVICES, INC.

Table of Contents

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
Capital Institutional Services, Inc.

We have audited the accompanying statement of financial condition of Capital Institutional Services, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Institutional Services, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CAPITAL INSTITUTIONAL SERVICES, INC.

Statement of Financial Condition

December 31, 2008

ASSETS

Cash	$ 107,149
Cash segregated under federal regulations	2,797,579
Short-term investments	28,840,246
Investments	2,627,687
Receivables from brokers and dealers	2,078,334
Deferred research costs, net	2,137,164
Furniture and equipment, at cost, less accumulated depreciation of $1,851,100	2,857,264
Other assets	2,121,034
Total Assets	$43,566,457

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 6,026,606
Accrued commissions and bonuses	3,109,737
Accrued research services	14,444,430
Accrued state income taxes	127,709
Total liabilities	23,708,482
Commitments and contingencies	
Shareholders' equity	
Common stock, $.01 par value, 10,000,000 shares authorized, 21,052 shares issued and 20,842 shares outstanding	211
Additional paid-in capital	29,525
Treasury stock shares at cost (210 shares)	(786,250)
Retained earnings	20,614,489
Total shareholders' equity	19,857,975
Total Liabilities and Shareholders' Equity	$43,566,457

The accompanying notes are an integral part of this financial statement.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker/dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt and equity transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its offices in Dallas, Texas and New York, New York.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Research Credit

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions from the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Research Credit. It is understood by the Money Managers and the Company that Research Credit is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. Accordingly, management does not consider Research Credit to be a financial instrument. The accumulated Research Credit of Money Managers is reduced when the Company provides third-party research at the request of such Money Managers.

Amounts relating to Money Managers with a positive Research Credit balance are reflected in the accompanying statements of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Credit balance are reflected in the accompanying statements of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

The reserve for uncollectible negative Research Credit balances is determined using a method which approximates net realizable value.

Securities Transactions

Securities transactions are normally recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than on a trade-date basis.

Fair Value of Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 5).

Furniture and Equipment

Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Proprietary Accounts of Introducing Brokers

Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $2,797,579 has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Concentration Risk

At December 31, 2008, and at various other times throughout 2008, the Company had cash balances in excess of Federally insured limits. Cash accounts at banks are currently insured by the FDIC up to $250,000.

Note 4 - Short-Term Investments

Short-term investments consist of money market funds which are highly liquid instruments readily convertible to known amounts of cash as well as certificates of deposit with maturities of less than one year. At December 31, 2008, money market funds and certificates of deposit were $28,619,505 and $220,741, respectively.

Note 5 - Investments

The cost and estimated market values of investment securities at December 31, 2008 are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury notes	$2,075,896	$ --	$ (4,864)	$ 2,071,032
Mutual funds	710,430	--	(153,775)	556,655
Total	$2,786,326	$ --	$(158,639)	$ 2,627,687

The Company is subject to the provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), effective with the beginning of the fiscal year ended December 31, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale. SFAS 157 also establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3

Note 5 - Investments, continued

measurements) when market prices are not readily available or reliable. The three levels of the hierarchy under SFAS 157 are described below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy.

Investments in U.S. Treasury Notes and Mutual Funds are traded on a national exchange and are stated at the last reported sales price on the day of valuation. The Company considers all such investments to be Level 1 investments.

At December 31, 2008, the Company did not hold any financial liabilities measured at fair value.

Note 6 - Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2008:

	Estimated Useful Life	
Automobile	5 years	$ 134,104
Furniture, fixtures and lease hold improvements	7 years	1,285,274
Computer equipment	5 years	1,877,456
Computer software	5 years	1,411,530
		4,708,364
Less – accumulated depreciation		(1,851,100)
Total		$ 2,857,264

Note 7 - Customer Protection – Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

Included in the receivable from brokers and dealers is $1,511,936 of customer cash held at the clearing broker. This amount relates to commission recapture and is offset by $1,511,936 recorded in accounts payable and accrued liabilities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 8 - Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48.

The Company currently accounts for income taxes on an as-filed or to-be-filed basis, such that current or deferred tax assets and liabilities are immediately recognized when the related tax position is taken (or is expected to be taken) in its income tax returns. Management evaluates the ultimate realizability of current and deferred tax benefits and, if necessary, records a valuation allowance.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2008, the Company had net capital as defined by Rule 15c3-1 of $11,872,403 which was $11,622,403 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes. Such distributions totaled $4,544,535 in 2008.

During January 2009, the Company made cash distributions of $1,560,721 to shareholders.

Note 10 - Commitments

The Company leases office and equipment under operating leases with expiration dates through March, 2016. Certain leases provide for renewal options.

Future minimum rentals at December 31, 2008 are as follows:

Year Ending December 31,	Amount
2009	$ 721,002
2010	797,133
2011	647,165
2012	542,352
2013	543,771
Thereafter	1,252,758
Total	$ 4,504,181

In September 2003, the Company vacated office space in London, England. At December 31, 2008, the Company had accrued $179,787 associated with the exit of its London office. This amount represents the present value of the difference between future rent payments and anticipated sublease income.

Note 11 - Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. Substantially all of the Company's employees are eligible to become participants in the Plan after three months of service. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution.

In 2004, the Company implemented a Deferred Compensation Plan (the "DCP") for eligible management employees to defer a portion of their compensation and bonus compensation. The DCP is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the DCP are classified as investments with the related liability to deferred compensation. Compensation expense for the year ended December 31, 2008 is comprised of employer contributions and investment gains.

At December 31, 2008, the Company had no obligation to provide other post-retirement benefits to current or former employees.

Note 12 - Financial Instruments with Off-Balance Sheet Risk

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.